FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Material Fact dated February 1, 2010
2.	Minutes of the Board of Directors’ Meeting of Cosan Limited held on January 30, 2010
3.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on January 30, 2010

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045 Public Company	COSAN LIMITED BDR Issuer CNPJ/MF nº 08.887.330/0001-52

Material Fact

COSAN S.A. INDÚSTRIA E COMÉRCIO (BOVESPA: CSAN3) and COSAN LIMITED (BOVESPA: CZLT11 and NYSE: CZZ) – (“Cosan” or the “Company”) announce to their shareholders and to the market that, yesterday evening, January 31st, they have entered into a non-binding memorandum of understanding with Shell International Petroleum Company Limited (“Shell”), subject to an exclusivity period of 180 days, for the creation of a joint venture (“Joint Venture” or “JV”) combining certain of their respective assets. The combined assets of the JV would result in an estimated value of USD 12 billion.

Cosan would contribute certain of its assets to the Joint Venture, including its sugar and ethanol businesses, its energy co-generation business, its fuel distribution and retail businesses, its ethanol logistics assets and its total equity interest in an ethanol trading company, with a combined equity value of USD 4,925 million. Additionally, Cosan would transfer net debt of approximately USD 2,524 million to the Joint Venture.

Shell would contribute certain of its assets to the Joint Venture, including its Brazilian fuel distribution and retail businesses (including aviation) and its equity stakes in companies involved in the research and development of biomass, including ethanol. Additionally, over a period of two years from the formation of the Joint Venture, Shell would make a cash capital contribution to the Joint Venture in the amount of USD 1,625 million and a contingent contribution based on certain future gains at the Joint Venture, estimated by Cosan in USD 300 million over a period of approximately 5 years.

Cosan’s financial advisor performed an independent valuation based on the economic value of the assets which served as base for Cosan's decision to agree on the Joint Venture asset value, as set forth above.

The Joint Venture is likely to consist of two separate legal entities. The Sugar & Ethanol Joint Venture would conduct the production of sugar and ethanol and co-generation activities. The Downstream Joint Venture would conduct the supply, distribution and sale of fuels in Brazil. The resulting company would have a network of about 4,500 fuel stations throughout Brazil, and the JV would be the third largest fuels retailer in the country, with strong potential for future growth.

Cosan and Shell would grant each other reciprocal call options, exercisable at the 10th anniversary of the formation of the Joint Venture where one party would have the right to buy the other party’s equity stake in the Joint Venture. The options’ exercise prices would be based on the value of the equity interests at the time of the option exercise determined by certain criteria to be set forth in the definitive Joint Venture documentation.

Mr. Rubens Ometto Silveira Mello would serve as chairman of the board of directors (or equivalent body) of the Joint Venture.

Cosan would retain and therefore, would not contribute to the Joint Venture its lubricants manufacturing and marketing business, its logistics business carried out by Rumo Logística S.A., its land prospecting and development business carried out by Radar Propriedades Agrícolas S.A., and its food retail brands such as “Da Barra” and “União”.

The formation and closing of the Joint Venture and the execution of the definitive agreements is subject to the conclusion of negotiations between Cosan and Shell, as well as the satisfaction of closing conditions. Cosan will keep its shareholders and the market informed of further developments.

The Joint Venture will be submitted to review and approval by the relevant competition authorities in a timely fashion.

São Paulo, February 1, 2010

Marcelo Eduardo Martins
Investor Relations Officer

Item 2

COSAN LIMITED
BDR Issuer
CNPJ/MF nº 08.887.330/0001-52

Board Meeting held on January 30th, 2010

Attendance: All Board Members invited by telephone and email to the meeting held in Sao Paulo, at Av. Brigadeiro Faria Lima, 3.729, 9º andar, 13:00 hrs, with videoconference facility, pursuant to paragraph 2nd, Section 20 of the Companies By-Laws. All Board Members participated in the meeting.

Chairman: Rubens Ometto Silveira Mello; Secretary: Marcelo de Souza Scarcela Portela.

Agenda: Deliberation on (i) the Company’s 3rd Quarter Financials; and (ii) possible transaction involving certain assets of the Company.

Resolutions: The Board Members after discussions and clarifications unanimously approved:

(i)	the Company’s 3rd Quarter Financials;
(ii)	Possible Joint Venture of certain operations and assets of the Company with Shell International Petroleum Company Ltd. (“Shell”);
(iii)	The execution of a non-binding Memorandum of Understanding with 180 days of exclusivity with Shell in order to conclude the negotiations to formalize the mentioned joint venture of assets.

Closing: nothing else to resolve, the meeting was ended and these minutes drafted.

***

Item 3

COSAN S.A. INDÚSTRIA E COMÉRCIO
CNPJ/MF nº 50.746.577/0001-15
NIRE 35.300.177.045

Board Meeting held on January 30th, 2010

Attendance: All Board Members invited by telephone and email to the meeting held in Sao Paulo, at Av. Brigadeiro Faria Lima, 3.729, 9º andar, 13:00 hrs, with videoconference facility, pursuant to paragraph 2nd, Section 20 of the Companies By-Laws. All Board Members participated in the meeting.

Chairman: Rubens Ometto Silveira Mello; Secretary: Marcelo de Souza Scarcela Portela.

Agenda: Deliberation on (i) the Company’s 3rd Quarter Financials; and (ii) possible transaction involving certain assets of the Company.

Resolutions: The Board Members after discussions and clarifications unanimously approved:

(i)	the Company’s 3rd Quarter Financials;
(ii)	Possible Joint Venture of certain operations and assets of the Company with Shell International Petroleum Company Ltd. (“Shell”);
(iii)	The execution of a non-binding Memorandum of Understanding with 180 days of exclusivity with Shell in order to conclude the negotiations to formalize the mentioned joint venture of assets.

Closing: nothing else to resolve, the meeting was ended and these minutes drafted.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	February 1, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer